THE BANK OF NEW YORK MELLON

Depositary Receipts Division

101 Barclay Street

New York, New York 10286

July 17, 2013

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:	Paul M. Dudek, Office of International Corporate Finance, Division of Corporation Finance

RE:	Registration Statement on Form F-6 filed on behalf of Sunity Online Entertainment Limited (File No. 333-178370) (the “Form F-6”)

Ladies and Gentlemen:

The Bank of New York Mellon, as depositary (the “Depositary”), on behalf of the legal entity created by the agreement for the issuance of American Depositary Shares (the “ADSs”) representing ordinary shares (the “Shares”) of Sunity Online Entertainment Limited (the “Company”), hereby applies to withdraw the above referenced Form F-6, together with all exhibits thereto, pursuant to Rule 477 under the Securities Act of 1933, as amended.

The grounds for this application to withdraw the Form F-6 are as follows:

The Form F-6 was filed on December 7, 2011 and the registrant requested that it be declared effective simultaneously with the Form F-1 registration statement (the “Form F-1”) filed by the Company. However, the Form F-1 was never declared effective, and the Company has withdrawn the Form F-1. The Company has requested that the registrant withdraw the Form F-6 as well.

If you should have any questions about this application, please contact our counsel in this matter, Bruce R. Wilde of Emmet, Marvin & Martin, LLP, at (212) 238-3128.

Very truly yours,

Legal entity created by the agreement for the
issuance of American Depositary Shares
representing ordinary shares of Sunity
Online Entertainment Limited.

By:	The Bank of New York Mellon,
as Depositary

By: /s/ Vincent J. Cahill
Name: Vincent J. Cahill, Jr.
Title: Managing Director

cc:	Bruce R. Wilde, Emmet

Marvin & Martin, LLP

bwilde@emmetmarvin.com